SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS MEETING

HELD ON  FEBRUARY 10, 2012

Date, Time and Place: 10 February 2012, at 10:30 hours, at the Company’s registered office, located at Avenida Jurandir No. 856, Lot 04, 1st floor, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: Attendance of all members of the Board of Directors. Table:  President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and Decisions: All members presents decided to approval: (a)  with favorable recommendation of the Audit and Finance Committee, financial statements and management report and independent audit reports regarding fiscal year ended in 31 December 2011; (b)   the purchase option exercise of 53.104 (fifty three thousand, one hundred and four) shares related to the First Granting, made based in the Company’s Share Purchase Option Plan, presented by Mr. Líbano Miranda Barroso; and (c) the vote casted in the Extraordinary General Meeting of TAM Linhas Aéreas S.A. and TAM Transportes Aéreos Del Mercosur S.A. in the sense of electing Mr. Marco Antonio Bologna for the position of President Director due to the retirement presented by Mr. Líbano Miranda Barroso. The opportunity was seized to express the deep appreciation for services rendered by the Director resigning, particularly regarding the need of major and exclusive dedication to challenges of Finance Director position and Investor’s Relation with the Company. Closure:  Nothing further to discuss, work were closed and this minute was drafted, which was read and signed by all. São Paulo, February 10, 2012. (signed) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves. This is a true copy of minutes drafted in meeting’s book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.